UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]       Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended May 29, 2004

or

[_]     Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-15141
________________________________________________

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Herman Miller, Inc. Profit Sharing and 401(k) Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Herman Miller, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

—   —   Report of Independent Registered Public Accounting Firm
—   —   Statements of Assets Available for Benefits
—   —   Statements of Changes in Assets Available for Benefits
—   —   Notes to Financial Statements
—   —   Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Note:	In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

EXHIBITS

The following exhibit is filed as part of this report:

23    Consent of Independent Registered Public Accounting Firm

2 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 24, 2004	HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

By /s/ James E. Christenson

      James E. Christenson
      Senior Vice President, Legal Services,
      and Secretary, on behalf of the Plan
      Administrative Committee, the Plan's Named
Administrator and Fiduciary

3 of 3

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Years ended May 29, 2004 and May 31, 2003

Report of Independent Registered Public Accounting Firm

Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the Plan) as of May 29, 2004 and May 31, 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at May 29, 2004 and May 31, 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of May 29, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young, LLP
Grand Rapids, Michigan
September 8, 2004

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Assets Available for Benefits

	May 29 2004	May 31 2003

Assets
Investments, at fair value	$304,089,407	$259,564,244

Receivables:
Employer contributions	4,048,989	952,562
Employee contributions	612,907	556,597
Investment income	387,949	210,907

Total receivables	5,049,845	1,720,066

Assets available for benefits	$309,139,252	$261,284,310

See accompanying notes to financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Changes in Assets Available for Benefits

	Year ended
	May 29 2004	May 31 2003

Contributions
Employer	$ 9,497,931	$ 6,133,067
Employee	16,923,538	15,796,444

Total contributions	26,421,469	21,929,511

Investment income (loss)
Dividends	3,671,920	3,609,886
Interest	441,680	520,337
Net appreciation (depreciation) in fair value of
investments	45,276,723	(35,694,309)

Total investment income (loss)	49,390,323	(31,564,086)

Benefit payments	(27,881,750)	(22,381,285)

Administrative expenses	(75,100)	(72,915)

Net increase (decrease) in net assets available for benefits	47,854,942	(32,088,775)

Assets available for benefits:
Beginning of year	261,284,310	293,373,085

End of year	$ 309,139,252	$ 261,284,310

See accompanying notes to financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements

May 29, 2004 and May 31, 2003

1. Summary of Significant Accounting and Reporting Policies

The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the Plan) are presented on the accrual basis of accounting. Investments are stated at their fair value, which is the quoted market price as reported by Putnam Fiduciary Trust Company, the Plan’s Trustee.

The Plan provides for investments in common stock and various mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statements of assets available for benefits.

Conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. Actual results may differ from those estimates.

2. Plan Description

The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

2. Plan Description (continued)

Company

The Company means Herman Miller, Inc. and its participating affiliates, also referred to herein as the Employer. The Company is the Administrator of the Plan.

Participating Affiliates

Participating affiliates refers to any member of the controlled group, the principal operations of which are located in the United States, which has adopted this Plan for the benefit of any or all of its employees.

Participation Requirements

All employees of participating affiliates are eligible on the first day of the next plan quarter after the employee has completed 30 days of employment and attained age 18.

Vesting

Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral account and to the employer contributions and the earnings thereon.

Employer Profit Sharing Contribution

The Plan provides for an annual discretionary nonelective employer profit sharing contribution into the Company stock fund for each participant. The contribution for the plan year will not exceed 6% of the compensation of eligible participants for the plan year. The profit sharing contribution is allocated to the accounts of eligible participants based on the ratio of each participant’s compensation for the plan year to the total of all eligible participants’ compensation for the plan year, limited to the maximum contribution allocation under the Internal Revenue Code or 25% of participant compensation, whichever is less.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

2. Plan Description (continued)

Salary Deferral Contributions

A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s base compensation as determined by the Plan. The salary deferral contributions are invested, as specified by the participant, in the Company’s common stock, the funds and accounts offered under the Plan, or a combination thereof.

Employer Matching Contributions

The Company will contribute to the Plan as matching contributions up to 50% of the participant’s salary deferral contribution not to exceed 3% of the participant’s compensation.

Participant Accounts

Individual accounts are maintained for each participant to reflect the participant’s contributions, employer contributions and investment earnings. Investment earnings are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights

Each participant is entitled to exercise voting rights attributable to Herman Miller, Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the trustee will vote the shares as directed by the plan administrator.

Benefit Payments

For substantially all Plan participants upon retirement, termination, death or disability, a benefit payment shall be made in the form of a single lump sum payment of a participant’s entire account balance via distribution of the Company’s stock, cash, or a combination of both as directed by the participant and defined in the Plan document.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

2. Plan Description (continued)

Participant Loans

Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of: (1) 50% of the sum of all of the participant’s account balances as of the end of the plan year preceding the date on which the loan is approved or $50,000, whichever amount is smaller; or (2) 100% of the participant’s salary deferral account balance as of the end of the plan year preceding the date on which the loan is approved. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant’s principal dwelling unit. The loans shall bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in bi-weekly installments of principal and interest through payroll deduction arrangements with the Company or repaid directly to the trustee.

Plan Termination

The Plan may be discontinued at any time by the Company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the trust agreement. The Company currently has no intention to terminate the Plan.

Administrative Expenses

All expenses, other than the trustee fees paid by the Plan, are paid by the Company.

3. Trust Agreement

Under a trust agreement with the plan administrator, Putnam Fiduciary Trust Company (the Trustee) is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
|Notes to Financial Statements (continued)

4. Investments

The fair value of individual investments that represent 5% or more of the Plan’s total assets is as follows:

	May 29 2004		May 31 2003

Common stock:
Herman Miller, Inc. 5,351,028 and 5,818,112 shares,
respectively	$128,852,744	*	$112,813,184	*

Mutual funds:
Putnam Voyager Fund	53,312,301		50,469,851
Putnam Stable Value Fund	20,804,822		20,464,333
PIMCO Total Return Fund			17,601,907

*Consists of participant-directed and nonparticipant-directed amounts

During 2004 and 2003, the Plan’s investments (including investments purchased and sold, as well as those held during the year) appreciated (depreciated) in fair value as follows:

	Year ended
	May 29 2004	May 31 2003

Common stock	$ 27,724,389	$(24,943,367)
Mutual funds	17,552,334	(10,750,942)

	$ 45,276,723	$(35,694,309)

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

Information about the assets and the significant components of the changes in assets related to the nonparticipant-directed investment is as follows:

	May 29 2004	May 31 2003

Assets:
Common stock*	$128,852,744	$112,813,184
Dividend receivable	387,949	210,907
Employer contribution receivable	3,842,102	757,508

	$133,082,795	$113,781,599

	Year ended
	May 29 2004	May 31 2003

Changes in assets:
Contributions	$ 5,817,935	$ 2,730,396
Dividends	1,001,868	858,430
Net appreciation (depreciation)	27,724,389	(24,943,367)
Benefit payments	(13,112,299)	(8,195,260)
Transfers from (to) participant-directed investments	(2,111,736)	408,828
Administrative expenses	(18,961)	(15,792)

	$ 19,301,196	$(29,156,765)

*Consists of participant-directed and nonparticipant-directed amounts.

6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Investment Management, Inc., an affiliate of Putnam Fiduciary Trust Company, the Trustee. Therefore, these transactions are considered party-in-interest transactions under ERISA. Fees paid by the Plan for Trustee services were $75,100 and $72,915 for the years ended May 29, 2004 and May 31, 2003, respectively.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

EIN 38-0837640
Plan 002

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 29, 2004

Identity of Issuer	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value

Common stock Herman Miller, Inc.*	Herman Miller, Inc. Common Stock Fund (5,351,028 Shares) Cost: $70,154,007	$128,852,744
Mutual funds
Putnam Fiduciary Trust Company*	Voyager Fund	53,312,301
	Stable Value Fund	20,804,822
	S&P 500 Index Fund	11,601,126
	Asset Allocation: Growth Portfolio	3,294,269
	Asset Allocation: Conservative Portfolio	2,074,841
	Asset Allocation: Balanced Portfolio	3,054,642
American	Europacific Growth Fund	12,153,018
	Growth Fund of America	2,301,833
PIMCO	Total Return Fund	14,745,159
Fidelity	Equity - Income Fund	12,708,400
Vanguard	Wellington Fund	9,910,568
Neuberger & Berman	Genesis Trust	11,231,462
RS Investments	Diversified Growth Fund	10,961,028

Total Mutual Funds		168,153,469

Various plan participants*	Participant Loans (interest rates ranging
	from 5.0% to 10.5%)	7,083,194

Total assets held for investment purposes		$304,089,407

*Represents party-in-interest.

There were no investment assets reportable as acquired and disposed of during the year.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-84202) pertaining to the Herman Miller, Inc. Profit Sharing and 401(k) Plan of our report dated September 8, 2004, with respect to the financial statements and schedule of the Herman Miller, Inc. Profit Sharing and 401(k) Plan included in this Annual Report (Form 11-K) for the year ended May 29, 2004.

Enrst & Young, LLP
Grand Rapids, Michigan
November 24, 2004